UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ADCOCK INGRAM HOLDINGS LIMITED
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

South Africa
(Jurisdiction of Subject Company's Incorporation or Organization)

CFR Pharmaceuticals S.A.
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

CUSIP: Not applicable

ISIN: ZAE000123436
(CUSIP Number of Class of Securities (if applicable))

Ntando Simelane Adcock Ingram Holdings Limited 1 New Road (c/o New Road & 7th Street) Midrand, 1682 South Africa +27 11 635 0000	PJ Hope Read Hope Phillips PO Box 757, Northlands, 2116 South Africa +27 11 344 7800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

December 13, 2013,

Date of Joint Cautionary Announcement

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

On November 15, 2013, the Company furnished a Form CB (“Initial Form CB”) in connection with its FIA to acquire 100% of the ordinary shares (excluding treasury shares) of Adcock, pursuant to a scheme of arrangement (“Scheme”) under South African law.

On November 19, the Company amended the Initial Form CB.

This Amendment No. 2 to the Initial Form CB, as amended, is being furnished by the Company in connection with a joint cautionary announcement (the “Joint Cautionary Announcement”) made by the Company and Adcock on December 13, 2013 in South Africa in connection with (i) a notice from the Company to Adcock of an increase of the total consideration payable to the holders of Adcock ordinary shares in terms of the Scheme, (ii) a recommendation to adjourn the general meetings of Adcock shareholders scheduled to take place on December 18, 2013, (iii) Adcock’s intention to oppose the complaints set out in the application brought by a consortium led by the Bidvest Group Limited, and (iv) the renewal of the initial cautionary announcement. Any capitalized terms used but not defined herein shall have the meaning attributed to them under the Initial Form CB and the Joint Cautionary Announcement.

Item 1.    Home Jurisdiction Documents

(a) The Joint Cautionary Announcement dated December 13, 2013 was made publicly available in accordance with the requirements of Adcock’s home jurisdiction and is attached hereto as Exhibit 99.I-1(a). The Joint Cautionary Announcement will also be published in the “Business Day” newspaper on December 17, 2013.

(b) Not applicable.

Item 2.    Informational Legends

Legends complying with Rule 802(b) under the Securities Act of 1933, as amended, are included in the document filed as Exhibit 99.I-1(a) and Exhibit 99.II-1(a).

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)(a) A press release dated December 13, 2013 and entitled “JOINT ANNOUNCEMENT REGARDING: A NOTICE FROM CFR PHARMACEUTICALS S.A. (“CFR”) (“CFR NOTICE”) TO INCREASE THE TOTAL CONSIDERATION PAYABLE TO THE HOLDERS OF ADCOCK INGRAM ORDINARY SHARES IN TERMS OF THE SCHEME OF ARRANGEMENT PROPOSED BETWEEN ADCOCK INGRAM AND ADCOCK INGRAM ORDINARY SHAREHOLDERS (OTHER THAN THE ORDINARY SHARES HELD BY ADCOCK INGRAM’S WHOLLY OWNED SUBSIDIARY); A RECOMMENDATION TO ADJOURN THE GENERAL MEETINGS SCHEDULED TO TAKE PLACE ON WEDNESDAY, 18 DECEMBER 2013; THE INTENTION TO OPPOSE THE COMPLAINTS SET OUT IN THE APPLICATION BROUGHT BY A CONSORTIUM LED BY THE BIDVEST GROUP LIMITED (“BIDVEST”) (“BIDVEST APPLICATION”); AND RENEWAL OF CAUTIONARY ANNOUNCEMENT” was made publicly available in the United States and is attached hereto as Exhibit 99.II-1(a).

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        A written irrevocable consent and power of attorney on Form F-X was filed with the Commission by the Company concurrently with the filing of the Initial Form CB on November 15, 2013.

PART IV — SIGNATURES

        After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFR PHARMACEUTICALS S.A.
By:	/s/ Alejandro Weinstein Name: Alejandro Weinstein Title: Chief Executive Officer/ Attorney in Fact Date: December 13, 2013

CFR PHARMACEUTICALS S.A.
By:	/s/ Patricio Vargas Name: Patricio Vargas Title: Chief Financial Officer/ Attorney in Fact Date: December 13, 2013